Exhibit 5.8

WALLACE E. BROCKHOFF (816) 460-5825 EMAIL: WBROCKHOFF@LATHROPGAGE.COM WWW.LATHROPGAGE.COM	2345 GRAND BOULEVARD SUITE 2800 KANSAS CITY, MISSOURI 64108-2684 (816) 292-2000, FAX (816) 292-2001

May 8, 2006

AMC Entertainment Inc.
920 Main
Kansas City, Missouri 64105

  Re:
  AMC Entertainment Inc. (the "Company")
   Exchange Offer Prospectus on Form S-4

Ladies and Gentlemen:

        We have acted as special Missouri counsel to American Multi-Cinema, Inc., a Missouri corporation ("AMC"), in connection with the Company's Registration Statement and Prospectus on Form S-4 (the "Exchange Offer Prospectus") filed with respect to the Exchange Securities (as defined below). Unless otherwise defined in this opinion letter, all capitalized terms used herein shall have the meanings assigned to them in the Indenture.

        In rendering the opinions contained in this opinion letter, we have examined and relied upon such records, documents, instruments, certificates of public officials and certificates of officers of the Company and Guarantors, and questions of law, as we have deemed appropriate, including without limitation:

  A.
  Copy of that certain Indenture dated January 26, 2006 (the "Indenture") among the Company, the Guarantors and HSBC Bank, National Association, as trustee (the "Trustee"), pursuant to which the Company has issued $325,000,000 in aggregate principal amount of the Company's 11% Senior Subordinated Notes due 2016 (the "Notes").

  B.
  Copy of that certain Guarantee dated January 26, 2006 (the "Guarantee"), given by AMC and the other Guarantors with respect to the Notes.

  C.
  The Exchange Offer Prospectus filed by the Company with respect to its offer under the Registration Rights Agreement to exchange new Notes (the "Exchange Securities") for the existing Notes.

  D.
  Copy of the Purchase Agreement dated January 19, 2006 (the "Purchase Agreement") for the Notes.

  E.
  Copy of the Registration Rights Agreements dated January 26, 2006 (the "Registration Rights Agreements") for the Notes.

  F.
  Copies of the Indentures governing the Company's outstanding senior subordinated notes, to wit: (i) Indenture dated as of January 27, 1999 between the Company and The Bank of New York, as the initial trustee, pursuant to which the Company's 9 1/2% senior subordinated notes due 2011 were issued (as amended, supplemented or otherwise modified, the "2011 Indenture"); (ii) Indenture dated as of January 16, 2002 between the Company and HSBC Bank USA, as the initial trustee, pursuant to which the Company's 9 7/8% senior subordinated notes due 2012 were issued (as amended, supplemented or otherwise modified, the "2012 Indenture"); and (iii) Indenture dated as of February 24, 2004 between the Company and HSBC Bank USA, as the initial trustee, pursuant to which the Company's 8.0% senior subordinated notes due 2014 were issued (as amended, supplemented or otherwise modified, the "2014 Indenture" and collectively with the 2011 Indenture and the 2012 Indenture, the "Existing Subordinated Note Indentures").

  G.
  Copies of the Indentures governing the Company's outstanding senior notes, to wit: (i) Indenture dated as of August 18, 2004 between the Company and HSBC Bank USA, as the initial trustee, pursuant to which the Company's 8.625% Fixed Rate Notes due 2012 were issued (as amended, supplemented or otherwise modified, the "Senior Fixed Rate Note Indenture"), and (ii) Indenture dated as of August 18, 2004 between the Company and HSBC Bank USA, as the initial trustee, pursuant to which the Company's Senior Floating Rate Notes due 2010 were issued (as amended, supplemented or otherwise modified, the "Senior Floating Rate Note Indenture" and collectively with the Senior Fixed Rate Note Indenture, the "Existing Senior Note Indentures").

  H.
  Copies of Guarantees given by AMC and certain of the Company's Subsidiaries with respect to the Existing Subordinated Note Indentures and Existing Senior Note Indentures (collectively, the "Existing Note Guarantees").

  I.
  Copies of Supplemental Indentures dated January 26, 2006 with respect to each of the Existing Subordinated Note Indentures (the "Subordinated Note Supplemental Indentures") and each of the Existing Senior Note Indentures (the "Senior Note Supplemental Indentures").

  J.
  Copies of the Articles of Incorporation and Bylaws of AMC, certified by its Secretary.

  K.
  Copies of resolutions adopted by AMC's Board of Directors approving the Purchase Agreement, the Indenture, the Guarantee, the Registration Rights Agreement, the Subordinated Note Supplemental Indentures and the Senior Note Supplemental Indentures (collectively, the "Guarantor Documents"), certified by its Secretary.

  L.
  Certificate of the Missouri Secretary of State with respect to AMC's good standing in such jurisdiction. Our opinion as to the good standing of AMC is based solely upon such certificate.

  M.
  Copies of the Company's 2005 Annual Report to Shareholders and all other documents filed by the Company with the Securities and Exchange Commission since March 31, 2005 (the "SEC Documents").

        As to matters of fact, we have relied, to the extent we deem proper, upon the representations of the Company and the Guarantors set forth in the Purchase Agreement, and upon certificates of officers of the Company and the Guarantors, respectively.

        We express no opinion as to any matter relating to the laws of any jurisdiction other than the laws of the State of Missouri.

        We have assumed due authorization, execution and delivery of the Exchange Securities, the Guarantee, the Indenture, the Notes and the other agreements and documents referred to in this opinion by, and the enforceability of the Exchange Securities, the Guarantee, the Indenture, the Notes and such other agreements and documents against, all parties thereto other than AMC. We have also assumed the correctness of all statements of fact contained in all agreements, certificates and other documents examined by us; the correctness of all statements of fact made in response to our inquiries by officers and other representatives of the Company and AMC and by public officials; the legal capacity of all natural persons; the genuineness of all signatures on all agreements and other documents examined by us; the authenticity of all documents submitted to us as originals; and the conformity to authentic original documents of all documents submitted to us as copies.

        Based upon, and subject to, the foregoing, we are of the opinion that:

          1.     AMC is a corporation duly incorporated, validly existing and in good standing under the laws of its state of incorporation. AMC has the corporate power and authority to own its properties and to carry on its business as now being and hereafter proposed to be conducted, as described in the SEC Documents.

          2.     AMC has the corporate power and authority and has taken all necessary corporate action to authorize it to execute, deliver and perform the Guarantee in accordance with the terms thereof. The Guarantee has been duly executed and delivered by AMC.

          3.     The notations of the Guarantee to be endorsed on the Exchange Securities have been duly authorized by all necessary corporate action of AMC.

          4.     There is no provision of AMC's articles of incorporation or bylaws that would be violated by AMC's execution, delivery and performance of the Guarantee. Neither the execution, delivery and performance by AMC of the Guarantee, nor the consummation by AMC of the transactions contemplated thereby: (i) violates any Missouri law or regulation (including any applicable order or decree known to us of any Missouri governmental authority); or (ii) requires the consent or approval of, or any filing or registration with, any Missouri governmental authority.

        The numbered opinions set forth above are subject to the following qualifications:

          A.    With respect to the Guarantee, our opinions are subject to the effect of any laws or principles regarding conveyance of property or interests therein or incurrence of obligations that operate as a fraud on creditors or without whatever consideration is deemed necessary thereunder.

          B.    AMC is a Missouri corporation. Section 351.385(7) of the Missouri Revised Statutes provides that a Missouri corporation ".... shall have power... [t]o make contracts and guarantees...." However, Article 11, Section 7, of the Missouri Constitution specifies that, "No corporation shall issue stock, or bonds or other obligations for the payment of money, except for money paid, labor done or property actually received...." Section 351.160(1) of the Missouri Revised Statutes contains identical language. Neither the quoted provision of Article 11, Section 7, of the Missouri Constitution nor the identical language in Section 351.160(1) of the Missouri Revised Statutes has been judicially interpreted with respect to its effect on guarantees by Missouri corporations. Article 11, Section 7 of the Missouri Constitution and Section 351.160(1) may, therefore, impose restrictions upon the corporate power of AMC to enter into and perform its obligations under the Guarantees.

        This opinion letter is being furnished to the Company for its use in connection with the Exchange Offer Prospectus. We consent to your filing this opinion as an exhibit to the registration statement containing the Exchange Offer Prospectus and to the reference to our firm contained under the heading "Legal Matters" in the Exchange Offer Prospectus.

        The opinions set forth in this letter are effective as of the date hereof. We express no opinions other than as herein expressly set forth, and no expansion of our opinions may be made by implication or otherwise. We do not undertake to advise you of any matter within the scope of this letter which comes to our attention after the delivery of this letter, and we disclaim any responsibility to advise you of future changes in law or fact which may affect the above opinions.

Very truly yours,
/s/ LATHROP & GAGE L.C.